UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MIDWEST AIR GROUP, INC.

(Name of Subject Company (Issuer))

AIRTRAN HOLDINGS, INC.

GALENA ACQUISITION CORP.

(Names of Filing Persons (Offerors))

Common Stock

(Including the Associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

597911 10 6

(CUSIP Number of Class of Securities)

Richard P. Magurno

Senior Vice President, General Counsel and Secretary

AirTran Holdings, Inc. and Galena Acquisition Corp.

9955 AirTran Boulevard

Orlando, Florida 32927

(407) 318-5600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Howard E. Turner

M. Timothy Elder

Smith Gambrell & Russell, LLP

Suite 3100, Promenade II

1230 Peachtree Street

Atlanta Georgia 30309

(404) 815-3500

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$337,159,046.70	$36,076.02

* Pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934 and Fee Rate Advisory #6 for Fiscal Year 2007, and solely for the purpose of calculating the registration fee, the market value of the securities to be received was calculated as the product of (i) 28,332,693 shares of Midwest Air Group, Inc. common stock (the sum of (w) 18,604,442 shares of Midwest Air Group, Inc. common stock outstanding, (x) 4,864,983 shares of Midwest Air Group, Inc. common stock issuable upon the exercise of outstanding options (3,293,516) and warrants (1,571,467), (y) 264,268 shares of Midwest restricted stock and (z) 4,599,000 shares of Midwest Air Group, Inc. common stock issuable upon the conversion of Midwest’s 6.75% Convertible Senior Secured Notes due 2008, each as of September 30, 2006 (as reported in Midwest’s Form 10-Q filed on October 26, 2006)) and (ii) the average of the high and low sales prices of Midwest Air Group, Inc. common stock as reported on the American Stock Exchange on January 9, 2007 ($11.90).

** $107.00 per million dollars of transaction value. A portion of the filing fee has been offset by the amount of the filing fee previously paid by AirTran Holdings Inc. as described below.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,038.01	Filing Party: AirTran Holdings Inc.
Form or Registration No.: Form S-4	Date Filed: January 11, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

THIS TENDER OFFER STATEMENT ON SCHEDULE TO (THIS “SCHEDULE TO”) RELATES TO THE OFFER (THE “OFFER”) BY AIRTRAN HOLDINGS INC., A NEVADA CORPORATION (“AIRTRAN”), THROUGH ITS WHOLLY-OWNED SUBSIDIARY, GALENA ACQUISITION CORP. (“GALENA”), TO EXCHANGE EACH ISSUED AND OUTSTANDING SHARE OF COMMON STOCK AND SERIES A JUNIOR PARTICIPATING PREFERRED STOCK AND ASSOCIATED RIGHTS OF MIDWEST AIR GROUP, INC., A WISCONSIN CORPORATION (“MIDWEST”), (COLLECTIVELY THE “RIGHTS AND TOGETHER THE “MIDWEST SHARES”), FOR CONSIDERATION CONSISTING OF A COMBINATION OF CASH AND COMMON STOCK, PAR VALUE $0.001 PER SHARE (“AIRTRAN COMMON STOCK”), OF AIRTRAN HAVING AN AGGREGATE VALUE OF $13.25 PER SHARE, COMPRISED OF $6.625 IN CASH AND 0.5884 OF A SHARE OF AIRTRAN COMMON STOCK ON THE TERMS AND SUBJECT TO THE CONDITIONS DESCRIBED IN THE PROSPECTUS FILED AS EXHIBIT (A)(1) HERETO.

AIRTRAN HAS FILED A REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM S-4 RELATING TO THE AIRTRAN COMMON STOCK TO BE ISSUED TO HOLDERS OF MIDWEST SHARES IN THE OFFER (THE “REGISTRATION STATEMENT”). THE TERMS AND CONDITIONS OF THE OFFER ARE SET FORTH IN THE PROSPECTUS, WHICH IS A PART OF THE REGISTRATION STATEMENT (THE “PROSPECTUS”), AND THE RELATED LETTER OF TRANSMITTAL, WHICH ARE EXHIBITS (A)(1) AND (A)(2) HERETO.

ALL OF THE INFORMATION IN THE PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL, AND ANY PROSPECTUS SUPPLEMENT OR OTHER SUPPLEMENT THERETO RELATED TO THE OFFER HEREAFTER FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY AIRTRAN IS HEREBY INCORPORATED BY REFERENCE IN ANSWER TO ITEMS 2 THROUGH 11 OF THIS SCHEDULE TO.

Item 1. Summary Term Sheet.

Information required by Item 1001 of Regulation M-A is contained in the Prospectus, which meets the requirements of 421(d) of the Securities Act of 1933.

Item 2. Subject Company Information.

(a) As described in the Prospectus, the subject company is Midwest. The information set forth in the Prospectus under the section titled “Summary – The Companies” and “The Companies” is incorporated herein by reference.

(b) According to Midwest’s Quarterly Report Form 10-Q filed on October 23, 2006, there were 18,604,442 shares of Midwest Common Stock outstanding as of September 30, 2006.

(c) The information set forth in the Prospectus under the section titled “Market Price and Dividend Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a), (b), (c) AirTran and Galena are the filing persons. The information set forth in the Prospectus under the sections titled “Questions and Answers About the Transaction,” “Summary – The Companies” and “The Companies,” in Schedule I to the Prospectus titled “Directors and Executive Officers of AirTran,” and in Schedule II to the Prospectus titled “Directors and Executive Officers of Galena” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Prospectus under sections titled “The Offer” and “Comparison of Shareholders’ Rights” is incorporated herein by reference.

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Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Neither AirTran, nor, to the best of AirTran’s knowledge, any of AirTran’s directors, executive officers has since January 11, 2004 had any transaction with Midwest or any of its executive officers, directors or affiliates that would require disclosure under Item 1005(a) of Regulation M-A. Galena, which is an affiliate of AirTran, purchased 100 shares of Midwest on January 10, 2007. To the best of Galena’s knowledge, none of its directors or executive officers have since January 11, 2004 has any transaction with Midwest or any of its executive officers, directors or affiliates that would require disclosure under Item 1005(a) of Regulation M-A.

(b) The information set forth in the Prospectus under the section titled “Background and Reasons for the Offer – Background of the Offer” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c) The information set forth in the Prospectus under the sections titled “The Offer – Purpose of the Offer; Dissenter’s Rights,” “The Offer – Plans for Midwest” and “The Offer – Effect of the Offer on the Market for Shares of Midwest Common Stock; American Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth the Prospectus under the section titled “The Offer – Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a), (b) The information set forth the Prospectus under the section titled “The Offer – Relationships with Midwest” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Prospectus under the section titled “The Offer – Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a)(1) The information set forth in Item 8 of AirTran’s Annual Report on Form 10-K/A for its fiscal year ended December 31, 2005 is incorporated herein by reference. Galena was formed on January 3, 2007 and has no financial assets.

(a)(2) The information set forth in Item 1 of AirTran’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2006 is incorporated herein by reference. Galena was formed on January 3, 2007 and has no financial assets.

(a)(3), (a)(4), (b) The information set forth in the Prospectus under the sections titled “Comparative Historical Pro Forma Per Share Data,” “Selected Historical Consolidated Financial Data of AirTran,” “Selected Pro Forma Combined Financial Data” and “Unaudited Pro Forma Condensed Combined Financial Statements” as well as Exhibit 12.1 to the Registration Statement and is incorporated herein by reference. Galena was formed on January 3, 2007 and has no financial assets.

Item 11. Additional Information.

(a)(1) Except to the extent already disclosed in this Schedule TO or as described in the Prospectus, neither AirTran, nor, to the best of AirTran’s knowledge, any of AirTran’s directors, executive officers or other affiliates, is a party to any present or proposed material agreement, arrangement, understanding, or relationship with Midwest or any of its executive officers, directors or affiliates that would require disclosure under Item 1011(a)(1) of Regulation M-A.

(a)(2),(3),(4) The information set forth in the Prospectus under the sections titled “The Offer – Effect of the Offer on the Market for the Shares of Midwest Common Stock; American Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations” and “The Offer – Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) To the best of AirTran and Galena’s knowledge, there are not any material legal proceedings relating to the Offer.

(b) The information set forth in the Prospectus, to the extent not already incorporated in this Schedule TO, is incorporated herein by reference.

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Item 12. Exhibits.

(a)(1)	Prospectus relating to AirTran Class A Common Stock to be issued in the Offer.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(6)	Form of Letter from the Dealer Manager to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 11, 2007.

(a)(8)	Press Release announcing AirTran’s intention to commence the Offer issued by AirTran on January 11, 2007.*

(a)(9)	Letter dated January 11, 2007 from AirTran to the Board of Directors of Midwest*

(a)(10)	AirTran Press Release dated December 20, 2006 (previously filed on December 21, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”).

(a)(11)	AirTran Press Release dated December 19, 2006 (previously filed on December 20, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”).

(a)(12)	AirTran Press Release dated December 18, 2006 (previously filed on December 19, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”).

(a)(13)	AirTran Press Release dated December 13, 2006 (previously filed on December 14, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”).

(a)(14)	AirTran Investor Presentation dated December 13, 2006 (previously filed on December 14, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”).

(a)(15)	AirTran letter to Midwest’s Board of Directors dated December 13, 2006.*

(a)(16)	AirTran letter to Midwest’s Chief Executive Officer dated November 22, 2006.*

(a)(17)	AirTran’s letter to Midwest’s Chief Executive Officer dated October 31, 2006.*

(a)(18)	AirTran’s letter to Midwest’s Chief Executive Officer dated October 20, 2006.*

(d)	None.

(g)	None.

(h)	Opinion of Smith, Gambrell & Russell, LLP, as to certain tax matters.*

*	Incorporated by reference from AirTran’s Registration Statement on Form S-4 filed on January 11, 2007

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AIRTRAN HOLDINGS INC.

By:	/s/ Richard P. Magurno
Richard P. Magurno
Senior Vice President,
General Counsel and Secretary

Date: January 11, 2007

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INDEX TO EXHIBITS

(a)(1)	Prospectus relating to AirTran Class A Common Stock to be issued in the Offer.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(7)	Summary Advertisement as published in The Wall Street Journal on January 11, 2007.

(a)(8)	Press Release announcing AirTran’s intention to commence the Offer issued by AirTran on January 11, 2007.*

(a)(9)	Letter dated January 11, 2007 from AirTran to the Board of Directors of Midwest.*

(a)(10)	AirTran Press Release dated December 20, 2006 (previously filed on December 21, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”).

(a)(11)	AirTran Press Release dated December 19, 2006 (previously filed on December 20, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”).

(a)(12)	AirTran Press Release dated December 18, 2006 (previously filed on December 19, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”).

(a)(13)	AirTran Press Release dated December 13, 2006 (previously filed on December 14, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”).

(a)(14)	AirTran Investor Presentation dated December 13, 2006 (previously filed on December 14, 2006 pursuant to Rule 425 under the Securities Act of 1933 (the “Securities Act”).

(a)(15)	AirTran letter to Midwest’s Board of Directors dated December 13, 2006.*

(a)(16)	AirTran letter to Midwest’s Chief Executive Officer dated November 22, 2006.*

(a)(17)	AirTran’s letter to Midwest’s Chief Executive Officer dated October 31, 2006.*

(a)(18)	AirTran’s letter to Midwest’s Chief Executive Officer dated October 20, 2006.*

(d)	None.

(g)	None.

(h)	Opinion of Smith, Gambrell & Russell, LLP, as to certain tax matters.*

*	Incorporated by reference from AirTran’s Registration Statement on Form S-4 filed on January 11, 2007